Exhibit 99.1

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended March 31, 2008

This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three months ended March 31, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of May 2, 2008.

FIRST QUARTER HIGHLIGHTS

•	Gold production of 521,900 ounces compared with 552,900 ounces in 2007(1).
•	Gold sales of 517,800 ounces, compared with 527,000 ounces in 2007(1).
•	Total cash costs were $240 per gold ounce, net of by-product copper and silver credits, compared with $217 per ounce in 2007(1)(2).
•
Net earnings amounted to $229.5 million ($0.32 per share), compared to $124.9 million ($0.18 per share) in 2007. Adjusted net earnings (3) amounted to $164.7 million ($0.23 per share) for the quarter compared with adjusted net earnings of $82.8 million ($0.12 per share) in the prior year.

•	Operating cash flows of $216.3 million, compared to $111.3 million in 2007. Operating cash flows before working capital changes of $239.1 million compared to $176.8 million in 2007.
•	Dividends paid of $31.9 million for the quarter (2007 – $31.6 million).
(1)	Continuing operations.
(2)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 21 for a reconciliation of total cash costs to reported operating expenses.

(3)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 21 for a reconciliation of adjusted net earnings to reported net earnings.

GOLDCORP - 1

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal and Los Filos gold mines and the Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the Marigold gold mine (67% interest) and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project  the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 68% interest in Terrane Metals Corp. (“Terrane”), a publicly traded exploration company and an 18% interest in Peak Gold Ltd. (“Peak Gold”), a publicly traded gold mining company.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet, with no outstanding debt, and has not hedged or sold forward any of its future gold production.

Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas.

DISPOSITION OF SILVER WHEATON CORP

On February 14, 2008, Goldcorp completed the disposition of 108 million common shares of Silver Wheaton to a syndicate of underwriters, at a price of Cdn $14.50 per share, for aggregate gross proceeds to Goldcorp of $1.571 billion which represents the sale of all of Goldcorp’s remaining interest in Silver Wheaton and resulted in a gain of $136.5 million, net of tax.

The share sale is consistent with Goldcorp’s commitment to simplify its corporate structure, while further strengthening its balance sheet. The proceeds from the transaction provide Goldcorp with the financial flexibility to fund an expected 50% growth in gold production over the next five-year period and pursue future growth opportunities.

GOLDCORP - 2

SUMMARIZED FINANCIAL RESULTS (1)
	Three Months Ended
	March 31		December 31			September 30	June 30
	2008	2007	2007	2006	2007	2006	2007	2006

Revenues	$626.7	$474.2	$679.8	$477.7	$524.0	$404.3	$528.8	$481.1
Gold produced (ounces)	521,900	552,900	622,600	579,100	545,000	419,900	526,000	370,900
Gold sold (ounces)	517,800	527,000	623,100	585,500	524,000	410,600	536,900	389,500
Average realized gold price (per ounce)	$932	$650	$797	$620	$685	$620	$665	$620
Average London spot gold price (per ounce)	$925	$650	$786	$604	$680	$622	$667	$627
Earnings (loss) from operations	$219.4	$125.4	$195.6	$(60.9	$155.4	$146.1	$135.9	$221.0
Net earnings (loss) from continuing operations	$229.5	$117.5	$196.6	$55.3	$70.3	$62.4	$(9.0)	$190.4
Net earnings (loss) from discontinued operations	$-	$7.4	$59.9	$10.6	$5.5	$(2.9)	$11.9	$-
Net earnings	$229.5	$124.9	$256.5	$66.0	$75.8	$59.5	$2.9	$190.4
Earnings (loss) per share from continuing operations Basic	$0.32	$0.17	$0.28	$0.09	$0.10	$0.15	$(0.01)	$0.50
Diluted	$0.32	$0.17	$0.28	$0.09	$0.10	$0.15	$(0.01)	$0.49
Earnings per share Basic	$0.32	$0.18	$0.36	$0.11	$0.11	$0.14	$0.00	$0.50
Diluted	$0.32	$0.18	$0.36	$0.11	$0.11	$0.14	$0.00	$0.49
Cash flow from operating activities of continuing operations	$216.3	$111.3	$229.6	$230.5	$189.0	$223.5	$120.9	$235.3
Total cash costs of continuing operations (per gold ounce) [2]	$240	$217	$208	$183	$160	$84	$166	$(131)
Dividends paid	$31.9	$31.6	$31.9	$27.5	$31.7	$18.8	$31.7	$17.4
Cash and cash equivalents	$1,268.9	$383.5	$510.8	$526.3	$599.6	$334.6	$254.2	$247.4
Total assets	$17,868.4	$17,894.4	$18,952.2	$17,965.9	$18,233.9	$7,084.5	$17,738.2	$6,969.5

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (non-GAAP(1))

Revenues	$626.7	$505.6	$708.9	$513.3	$554.1	$418.9	$567.0	$491.5
Gold produced (ounces)	521,900	558,000	638,900	587,900	556,200	431,800	539,500	378,500
Gold sold (ounces)	517,800	531,300	638,500	559,400	537,200	421,400	546,400	398,700
Total cash costs (per gold ounce) [2]	$240	$181	$195	$160	$140	$84	$133	$(123)

(1)
As a result of the sale of Goldcorp’s 50% interest in La Coipa in December 2007, the results of that mine were reclassified as discontinued operations, in accordance with GAAP.  Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)
The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for Luismin of $3.95 per silver ounce sold to Silver Wheaton).

GOLDCORP - 3

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results – Three months ended March 31

The net earnings for the current quarter were impacted significantly by the following additional factors:

•
Revenues increased by $152.5 million in the first quarter, as compared to the first quarter of 2007, primarily as a result of higher realized gold prices, which increased by 43% over last year. A 6% decrease in production partially offset the benefits of the higher gold price, and was mainly attributable to lower grades and mine sequencing issues at certain mines.  Additional production ounces from the acquisition of the Company’s additional interests in Porcupine and Musselwhite and the commencement of commercial production at Los Filos in the first quarter of 2008 were offset by the disposition of the Peak and Amapari mines in the second quarter of 2007.

•	The 17% strengthening of the Canadian dollar against the US dollar negatively impacted the earnings of the Canadian operations by approximately $18 million when compared to the same period in 2007;

•	Increased depreciation expense due to the impact of the finalization of the Glamis purchase price in the fourth quarter of 2007;

•	A $136.5 million after-tax gain ($292.5 million before tax) on the disposition of the Silver Wheaton shares;

•	Lower interest expense as a result of lower borrowing rates arising from the new $1.5 billion revolving line of credit and the repayment of all amounts outstanding during the quarter;

•
A $56.6 million non-cash foreign exchange loss in the current quarter on the revaluation of significant future income tax liabilities on mineral interests arising from acquisitions, compared to a $53.3 million non-cash foreign exchange gain in the first quarter of 2007;

•	A $31.6 million non-hedge derivative loss on copper forward contracts, compared to an $8.3 million loss in the same period last year;

Adjusted net earnings amounted to $164.7 million (1) for the three months ended March 31, 2008, compared to $82.8 million in the same period last year. Higher adjusted net earnings are primarily the result of significant increases in realized gold prices ($932 in the first quarter of 2008 compared to $650 in the same quarter last year). Total cash costs per ounce of $240 in the first quarter of 2008, as compared to $217 in the first quarter of 2007, increased significantly primarily due to increases in labour costs, the rising cost of consumables,  unplanned maintenance costs, and the strengthening of the Canadian dollar, partially offset by higher by-product sales

(1)
Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 21 for a reconciliation of adjusted net earnings to reported net earnings.

GOLDCORP - 4

RESULTS OF OPERATIONS

Three months ended March 31
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (per ounce)
Red Lake	2008	$120.3	128,500	129,400	$928	$48.5	$369
	2007	105.9	179,400	162,100	652	48.5	228
Porcupine (1)	2008	65.5	66,800	69,900	935	9.3	634
	2007	19.8	36,800	30,400	649	1.3	419
Musselwhite (1)	2008	39.9	38,800	43,000	926	0.5	746
	2007	23.2	36,200	35,700	648	2.2	458
San Dimas (2) (4)	2008	28.1	24,100	26,900	921	5.8	304
	2007	34.1	39,400	40,900	649	8.2	120
Los Filos (4)	2008	47.0	48,300	50,400	932	22.9	314
	2007	3.7	6,500	5,600	646	1.2	294
El Sauzal (2)	2008	54.3	56,500	58,000	930	23.4	158
	2007	44.1	66,600	66,500	655	11.7	117
Marlin (2)	2008	79.6	70,300	67,400	934	41.3	55
	2007	41.6	46,800	51,100	653	16.4	144
Alumbrera (2)	2008	133.0	51,100	36,000	960	68.2	(1,610)
	2007	104.3	43,200	40,000	652	22.1	(299)
Marigold	2008	20.2	22,000	21,700	930	5.3	561
	2007	9.5	14,300	14,700	647	(1.0)	549
Wharf	2008	11.4	11,600	12,100	913	3.0	568
	2007	10.7	14,000	15,700	653	4.0	330
San Martin	2008	2.8	3,900	3,000	937	(0.8)	845
	2007	7.5	11,400	11,400	657	1.6	453
Silver Wheaton (3)	2008	27.6	-	-	-	17.4	-
	2007	44.1	-	-	-	21.7	-
Peak (2,3)	2008	-	-	-	-	-	-
	2007	14.7	31,200	24,800	652	7.1	311
Amapari (3)	2008	-	-	-	-	-	-
	2007	18.3	27,100	28,100	653	3.3	455
Terrane	2008	-	-	-	-	(1.7)	-
	2007	-	-	-	-	(1.5)	-
Other (5)	2008	(3.0)	-	-	-	(23.7)	-
	2007	(7.2)	-	-	-	(21.4)	-
Total – continuing operations	2008	$626.7	521,900	517,800	$932	$219.4	$240
	2007	474.2	552,900	527,000	650	125.4	217
La Coipa	2008	-	-	-	-	-	-
	2007	31.4	5,100	4,300	654	15.1	(4,235)
Total – including discontinued operations (for information only)	2008	$626.7	521,900	517,800	$932	$219.4	$240
	2007	505.6	558,000	531,300	650	140.5	181

(1)	2007 figures reflect Goldcorp’s 68% interest in the Musselwhite mine and 51% ownership of the Porcupine mine to December 21, 2007 and 100% ownership subsequent to December 21, 2007.

(2)
The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Alumbrera; by-product silver revenue for Marlin at market silver prices; and by-product silver revenue for San Dimas of $3.95 per silver ounce sold to Silver Wheaton).

(3)
Silver Wheaton operating results are included until February 14, 2008, the date of disposition. La Coipa operating results are included in discontinued operations until December 21, 2007, the date of disposition. Peak mine operating results are included until April 27, 2007, the date of disposition. Amapari mine results are included until March 31, 2007, the date of disposition.

(4)
The Los Filos project achieved commercial production on January 1, 2008 per Canadian GAAP.  The Nukay underground pit, formerly included with San Dimas (formerly referred to as Luismin), has been included in the Los Filos segment, with restatement of prior periods.

(5)	Includes costs of sales from silver sales in Luismin and Corporate activities.

GOLDCORP - 5

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada
	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore milled	170,300	205,800	170,400	163,900	180,900
Average mill head grade (grams/tonne)	23	28	31	32	32
Average recovery rate	96%	96%	97%	97%	97%
Gold (ounces)
– Produced	128,500	184,300	163,400	173,500	179,400
– Sold	129,400	195,100	172,000	185,700	162,100
Average realized gold price (per ounce)	$928	$796	$684	$666	$652
Total cash costs (per ounce)	$369	$291	$271	$246	$228
Financial Data
Revenues	$120.3	$155.5	$118.0	$124.0	$105.9
Depreciation and depletion	$18.6	$27.1	$22.3	$21.2	$18.6
Earnings from operations	$48.5	$68.0	$44.6	$52.0	$48.5
Expenditures for mining interests	$30.8	$33.4	$20.0	$26.8	$21.0

In the first quarter of 2008 the Red Lake Gold Mines  produced 128,500 ounces of gold at a total cash cost of $369 per ounce compared to 179,400 ounces of gold at a total cash cost of $228 per ounce during the corresponding period last year.  Red Lake experienced mine sequencing issues during the quarter, which resulted in the lower operating performance for the quarter.  Several of the primary very high-grade stopes from the lower Red Lake operation were simultaneously in their fill cycle and were therefore unavailable for mining.  Difficulty in one long-hole stope, work on the ventilation project and the following up of small, lower grade ‘stringers’ which were not part of the planned sequence, all contributed to the sequencing issue.  The tonnage shortfall from the high grade areas was made up from other lower grade areas of the mine, with a resulting drop in gold grade to 23 grams per tonne (down from 32 grams per tonne in Q1 2007).  The mine sequencing issues discussed above impacted Q1 production by approximately 30,200 ounces.  The fill cycle in these affected areas is now complete and mine plans are now being reviewed to make up for the lost production by year end.

Compared with Q1 2007, cash costs increased by 62%, or $141 per ounce.  Lower production contributed to 40% of the increase, or $58 per ounce, and the stronger Canadian dollar accounted for 37% or $52 per ounce. The remaining 23% of the increase, or $31 per ounce, related principally to escalating costs for consumables and supplies such as power, propane, maintenance parts and contractor drilling costs.

Compared to the prior quarter, the Red Lake Gold Mines produced 55,800 less ounces of gold with a correlating increase in cash costs of $78 per ounce. The average mill feed grade decreased to 23 grams per tonne because of the mine sequencing issues described above, and the mill throughput decreased by 17%, consistent with the 2008 plan.

The underground infrastructure development will be considered operational when the infrastructure development is complete and the ventilation is operational, which is anticipated towards the end of 2008. The initial phase of the ventilation project was successfully implemented during the quarter, with the new surface exhaust fans at #3 shaft commissioned along with several underground booster fans.  Overall air volumes within the mine increased by 64% to 360,000 cubic feet per minute (cfm).  In the lower, high grade levels, the air volumes were increased by 125% to 180,000 cfm, removing previous limitations on mining activity.

The integration of the Dynatec employees has proven to be a success in the first quarter.  There was no impact on mining production, cost savings were achieved and other expected flexibility synergies of moving towards one workforce will evolve over the balance of the year as planned.

GOLDCORP - 6

Porcupine mine, Canada (1)

	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore milled	964,800	592,300	484,900	489,200	491,100
Average mill head grade (grams/tonne)	2.37	2.26	2.44	2.73	2.49
Average recovery rate (%)	93.5%	93%	94%	96%	94%
Gold (ounces)
– Produced	66,800	43,400	36,800	41,400	36,800
– Sold	69,900	44,800	37,300	45,900	30,400
Average realized gold price (per ounce)	$935	$794	$680	$664	$649
Total cash costs (per ounce)	$634	$584	$483	$447	$419
Financial Data

Revenues	$65.5	$35.6	$25.5	$30.5	$19.8
Depreciation and depletion	$10.8	$9.8	$7.0	$6.4	$5.5
Earnings (loss) from operations	$9.3	$(0.5)	$0.3	$3.2	$1.3
Expenditures for mining interests	$10.0	$7.9	$8.7	$7.6	$5.3

(1)
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine, and, as a result, the table above reflects Goldcorp’s 51% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

The first quarter in 2008 marked the first full quarter with Goldcorp carrying 100% ownership in the Porcupine operations. Reference to quarter over quarter results will assume comparisons based on equal weightings due to the acquisition of Kinross Gold Corporation’s 49% interest in Porcupine Gold Mines.

Gold production for the current quarter was 7% less than Q1 2007 mainly related to slightly lower grade.  Mill tonnage increased despite almost three lost production days due to weather and maintenance issues.  The three main operations in production during the quarter include Hoyle Pond underground, Pamour open pit, and the Dome underground. The Hoyle Underground experienced reduced tonnage and lower grade due to the requirement to accelerate waste development to ensure stope timing is maintained for the rest of the year.  At the Pamour open pit, grade and tonnage have been improving as stripping progresses onto new benches. The Dome underground has encountered sand fill issues, as fill must be segregated out from the ore in certain areas. Remedial work will continue into Q2 to add a vibratory screen to increase throughput.

Cash costs per ounce were 51% higher, or $215 per ounce, due to a strengthening Canadian dollar contributing $91 per ounce and $124 per ounce for operating costs. Major contributors to the operating cost increase were diesel fuel (up 25% over Q1 2007 levels), labour rates and contractor replacement workers.

In comparing the current quarter to the previous quarter, produced and sold ounces were negatively impacted due to reduced mill throughput.  Grade for the quarter increased due to unplanned tonnes, which came from recovery work in the closed Dome Open Pit and an increase in Pamour feed grade.  Ore from the Pamour pit improved throughout the quarter as mining moved into the material beneath the previously mined pit.  Aggregate cash costs increased 9% over Q4 due to higher commodity prices, labour rates and contractor usage.

Deep drilling beneath the Hoyle Pond operation continues to demonstrate continuity of key stratigraphy at depth as well as the continuation of mineralized structures.   Pre-feasibility work continues on the Hollinger property and is expected to be complete by mid year 2008.

GOLDCORP - 7

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada (1)
	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore milled	270,200	223,900	228,700	231,700	226,800
Average mill head grade (grams/tonne)	4.86	5.60	5.53	5.47	5.19
Average recovery rate (%)	95%	95%	96%	95%	96%
Gold (ounces)
– Produced	38,800	41,200	39,800	38,500	36,200
– Sold	43,000	39,400	40,400	38,900	35,700
Average realized gold price (per ounce)	$926	$788	$677	$662	$648
Total cash costs (per ounce)	$746	$534	$490	$478	$458
Financial Data
Revenues	$39.9	$31.0	$27.4	$25.8	$23.2
Depreciation and depletion	$5.9	$5.6	$4.5	$4.4	$4.1
Earnings from operations	$0.5	$3.6	$2.8	$2.2	$2.2
Expenditures for mining interests	$7.4	$8.8	$8.0	$4.4	$4.8

(1)
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 32% interest in the Musselwhite gold mine, and, as a result, the table above reflects Goldcorp’s 68% ownership to December 21, 2007 and its 100% ownership subsequent to December 21, 2007.

The first quarter 2008 marked the first full quarter with Goldcorp carrying 100% ownership in the Musselwhite mine. Reference to quarter over quarter results will assume comparisons based on equal weightings due to the acquisition of Kinross Gold Corporation’s 32% interest.

On a 100% basis, Musselwhite’s gold production for the current quarter was 27% (14,400 ounces) less than Q1 2007.  Of the production shortfall compared to the corresponding quarter, 64% was due to reduced ore tonnage as a result of unplanned equipment shutdown, 19% due to lower grade, 15% due to increase in circuit inventories and 2% due to slightly lower gold recovery.   When comparing the current quarter to the previous quarter, gold production was 28% (21,800 ounces) less, with the shortfall made up of 44% reduced ore tonnage as a result of unplanned equipment shutdown, 39% due to lower grade, 15% due to increase in circuit inventory and 2% due to lower gold recovery.

During the quarter Musselwhite experienced mechanical failures in the underground crusher and conveyor.  A total of 18 days downtime was experienced while replacement parts were installed and other preventative maintenance (scheduled for later in the year) was carried out.  As a result, mill throughput was 19% lower than Q1 2007 and 15% lower than Q4 2007.    The head grade decreased as a result of low grade ore in the development material and the stopes that were sequenced for mining. The development ore has been necessary to establish stoping horizons for longer term, higher grade ore supply. The development grade is scheduled to improve as mining extends into the centroid of the PQ Deeps.

Cash costs were 63%, or $288 per ounce, higher than Q1 2007 due to reduced ounces ($102 per ounce, or 35%), higher operating costs ($81 per ounce, or 28%), and the stronger Canadian dollar ($108 per ounce, or 37%).  Aggregate operating costs increased due to higher labour costs overall, in addition to higher development costs. Cash costs of $746 per ounce were 40%, or $212 per ounce, higher in the quarter compared to Q4 2007, primarily as a result of the production shortfall, at $161 per ounce, with the remainder associated with higher operating costs, as noted above.

The North Shore exploration drill completed the pilot hole of the latest drill programme, with the first of several daughter holes wedged off of the primary hole and currently in progress.  Surface drilling on Opapimiskan Lake continued to define the extents of the Jets Zone.  Underground drilling focused on the newly discovered Moose Zone, with positive results returned along a strike length of 350m.

GOLDCORP - 8

San Dimas mine, Mexico (1) (2)

	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore milled	173,200	177,300	167,700	161,800	197,300
Average mill head grade (grams/tonne)
– Gold	4.72	5.79	7.15	5.82	6.45
– Silver	302	354	381	286	326
Average recovery rate (%)
– Gold	97%	96%	93%	94%	96%
– Silver	94%	91%	91%	90%	89%
Produced (ounces)
– Gold	24,100	31,500	36,000	28,300	39,400
– Silver	1,494,800	1,829,400	1,865,600	1,341,300	1,898,300
Sold (ounces)
– Gold	26,900	28,900	34,900	27,600	40,900
– Silver	1,655,800	1,682,000	1,900,000	1,394,00	1,937,000
Average realized price (per ounce)
– Gold	$921	$781	$680	$667	$649
– Silver (3)	$3.95	$3.94	$3.90	$3.90	$3.90
Total cash costs per gold ounce (3)	$304	$285	$224	$382	$120
Financial Data
Revenues	$28.1	$28.6	$30.4	$23.1	$34.1
Depreciation and depletion	$7.4	$8.4	$10.6	$7.5	$10.4
Earnings from operations	$5.8	$(0.1)	$1.3	$(4.9)	$8.2
Expenditures for mining interests	$7.4	$20.7	$20.0	$10.6	$11.2

(1)	Previously disclosed as “Luismin”. Prior period figures have been reclassified to exclude Los Filos Underground (Nukay), which is now disclosed as part of the Los Filos operation.

(2)	The Q1 2007 figures include the results of the San Martin Mine (Mexico), which was sold on January 31, 2007.

(3)	Silver was sold to Silver Wheaton at a price of $3.95 per ounce ($3.90 prior to November 2007). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

During the first quarter of 2008 the San Dimas mine produced 24,100 ounces of gold and 1.50 million ounces of silver, a decrease of 39% in gold and 21% in silver over the first quarter of 2007 production.  When compared to the previous quarter, the decrease was 24% in gold ounces and 18% in silver ounces.  Mining is currently being carried out in lower grade areas of the orebody and development towards higher grades to the east of the Roberto and Robertita veins is in progress.

Mill throughput decreased by 12% compared to the same period last year and by 2% over the previous quarter.  Enhancements to the process facility with respect to tailings and recovery are continuing.  Despite declining grades, recovery of both gold and silver improved when compared to the first quarter of 2007 and with the previous quarter.

Cash costs for the quarter increased by $184 compared to the first quarter of 2007 due to substantial increases in labour rates for employees and contractors during 2007, which represented 60% of the change, while the decreased gold and silver production accounted for the remaining 40%.

The Las Truchas hydroelectric plant is 97% complete and will be commissioned during Q2 2008 to provide lower cost power to the operation.

Exploration continues in many of the veins of the San Dimas district.

GOLDCORP - 9

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico (1)
	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore mined	5,145,700	-	-	-	-
Tonnes of waste removed	5,685,400	-	-	-	-
Ratio of waste to ore	1.11	-	-	-	-
Tonnes of ore milled	4,911,300	35,800	35,300	35,300	35,100
Average mill head grade(grams/tonne)	0.75	5.92	8.47	7.33	6.49
Average recovery rate	40%	87%	87%	88%	89%
Gold (ounces)
– Produced	48,300	5,900	8,300	7,300	6,500
– Sold	50,400	5,600	9,200	6,900	5,600
Average realized gold price (per ounce)	$932	$774	$694	$665	$646
Total cash costs (per ounce) (2)	$314	$401	$249	$357	$294
Financial Data
Revenues	$47.0	$4.4	$6.4	$4.6	$3.7
Depreciation and depletion	$8.7	$0.6	$0.3	$0.5	$0.4
Earnings from operations	$22.9	$0.9	$3.7	$2.0	$1.2
Expenditures for mining interests	$12.3	$(11.3)	$26.8	$46.2	$21.8

(1)	The Los Filos project commenced commercial production on January 1, 2008. Prior period figures are Los Filos Underground (Nukay) only, which was previously included in the Luismin operations.

(2)	Cash costs per ounce for the Los Filos open pit were $273 for the first quarter of 2008. When combined with Nukay, cash costs were $314 per ounce.

The Los Filos open pit gold production during its first quarter of commercial operations was 45,000 ounces. More than 5.1 million tonnes of ore were placed on the heap leach pad at a grade of 0.74 grams/tonne. Feasibility capacities and expectations have been met in the areas of ore grades mined versus reserve model grades, monthly ore placement (2,000 ktonnes) and pregnant solution processing (60,000 cubic metres) and gold recovery.

Construction of the second stage of the heap leach pad is approximately 50% complete and is on track to be completed in Q2. Engineering of modifications required at the crushed ore bin continue.

Exploration continued at the 4P project throughout the quarter. Community relations programs are continuing and the Company’s sustainable development programs are being well received.

The Los Filos underground operation’s production of 3,300 gold ounces was adversely affected by a fall-of-ground at the La Subida mine which blocked access to the higher grade ore for practically all of the quarter.  Feed to the process plant was supplemented from other lower -grade ore sources during this time.

GOLDCORP - 10

El Sauzal mine, Mexico
	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore mined	636,500	618,000	701,100	779,600	594,800
Tonnes of waste removed	1,131,300	1,261,600	1,179,100	1,169,400	985,100
Ratio of waste to ore	1.8	2.0	1.7	1.5	1.7
Tonnes of ore milled	508,900	534,900	574,700	575,600	480,200
Average mill head grade (grams/tonne)	3.69	5.11	4.46	4.70	4.64
Average recovery rate	94%	94%	94%	94%	94%
Gold (ounces)
– Produced	56,500	82,800	77,600	79,900	66,600
– Sold	58,000	83,400	81,000	75,600	66,500
Average realized gold price (per ounce)	$930	$799	$683	$664	$655
Total cash costs (per ounce)	$158	$118	$117	$127	$117
Financial Data
Revenues	$54.3	$66.9	$56.0	$50.8	$44.1
Depreciation and depletion	$21.4	$23.1	$28.4	$26.8	$23.9
Earnings from operations	$23.4	$31.3	$17.1	$13.5	$11.7
Expenditures for mining interests	$2.3	$0.7	$1.5	$0.7	$1.0

El Sauzal produced 56,500 ounces of gold during the first quarter of 2008, which was a decrease of 15% compared to the first quarter of 2007 and 32% lower than in the previous quarter.  While mill throughput increased by 6% compared to the same period last year and decreased by 5% compared to the previous quarter, the reduced production arose primarily from the lower head grade.  A drop in production was anticipated as the mine nears the end of its life, but the orebody continues to outperform estimates.

The average cash cost for the quarter was $158 per ounce, which was higher than the prior quarter due to the decrease in production.

Extension of the mine life at El Sauzal remains a priority of the exploration program. Consequently, drilling continued inside the pit area and in the immediately surrounding regions.

GOLDCORP - 11

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala
	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore milled	552,500	506,800	462,200	442,100	361,500
Average mill head grade (grams/tonne)
– Gold	4.37	4.73	4.36	4.27	4.87
– Silver	88	84	86	80	89
Average recovery rate (%)
– Gold	91%	90%	91%	89%	83%
– Silver	59%	56%	63%	60%	58%
Produced (ounces)
– Gold	70,300	68,000	58,700	53,700	46,800
– Silver	906,700	771,000	793,600	680,800	591,900
Sold (ounces)
– Gold	67,400	71,900	57,000	52,700	51,100
– Silver	949,700	938,100	675,000	667,000	616,400
Average realized gold price (per ounce)	$934	$799	$679	$664	$653
Total cash costs (per ounce) (1)	$55	$121	$176	$140	$144
Financial Data
Revenues	$79.6	$71.0	$47.3	$43.8	$41.6
Depreciation and depletion	$16.6	$26.9	$10.1	$10.0	$9.4
Earnings from operations	$41.3	$21.3	$17.5	$17.6	$16.4
Expenditures for mining interests	$3.6	$9.8	$5.4	$7.7	$3.8

(1)
The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the quarter ended March 31, 2008  would be $241 per ounce of gold and $4.42 per ounce of silver (2007 – $246 and $5.06, respectively).

During the first quarter of 2008 the Marlin mine produced 70,300 ounces of gold and 906,700 ounces of silver, an increase of 50% in gold and 53% in silver over the first quarter of 2007 production.  When compared to the previous quarter, the improvement was 3% in gold ounces and 18% in silver ounces. Mill throughput increased by 53% compared to the same period last year and by 9% over the previous quarter.  Despite declining gold grades and increased mill throughput, the recovery improved when compared to Q1 2007 and with the previous quarter because a seventh leach tank, commissioned during the previous quarter to aid recoveries, is yielding positive results.  Test work remains in progress to further enhance the process.

Underground ore production increased 87% over the first quarter of 2007, averaging 1,355 tonnes per day.  Additional mining equipment and the implementation of long hole stope mining in appropriate areas of the operation continue to favorably impact the underground production rate.  Open pit tonnage increased by 55% over the same period. The contracting of haulage of construction materials to the tailings dam has assisted with the boost in pit production.

Cash costs for the quarter were $55 per ounce compared to $144 in the first quarter of 2007 and $121 in the fourth quarter of 2007. Higher mill throughput, increased mining rates, lower cost methods underground and higher silver prices all combined to reduce the cash cost per ounce.

GOLDCORP - 12

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)
	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore mined	1,261,100	2,475,000	2,133,400	2,493,700	2,504,300
Tonnes of waste removed	7,394,700	7,469,400	7,476,800	8,181,100	8,488,500
Ratio of waste to ore	5.9	3.0	3.5	3.3	3.4
Tonnes of ore milled	3,442,400	3,561,000	3,683,300	3,584,500	3,648,800
Average mill head grade
– Gold (grams/tonne)	0.63	0.77	0.78	0.61	0.54
– Copper (%)	0.50	0.58%	0.61%	0.55%	0.49%
Average recovery rate (%)
– Gold	74%	80%	73%	72%	69%
– Copper	79%	86%	84%	83%	82%
Produced
– Gold (ounces)	51,100	70,600	66,000	50,800	43,200
– Copper (thousands of pounds)	29,700	39,200	40,800	36,400	32,600
Sold
– Gold (ounces)	36,000	86,700	49,600	51,000	40,000
– Copper (thousands of pounds)	19,900	49,100	32,100	36,700	30,300
Average realized price
– Gold (per ounce)	$960	$807	$704	$661	$652
– Copper (per pound)	$5.18	$2.64	$3.82	$3.66	$2.93
Total cash costs (per gold ounce) (1)	$(1,610)	$(420)	$(1,057)	$(1,071)	$(299)
Financial Data
Revenues	$133.0	$188.2	$151.0	$154.8	$104.3
Depreciation and depletion	$14.5	$24.4	$18.1	$18.2	$15.9
Earnings from operations	$68.2	$77.8	$69.2	$69.6	$22.1
Expenditures for mining interests	$4.5	$-	$6.2	$2.5	$4.1

(1)
The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the quarter ended March 31, 2008 would be $287 per ounce of gold and $1.78 per pound of copper (March 31, 2007 – $432 per ounce of gold and $2.01 per pound of copper).

Alumbrera’s gold production was approximately 8,000 ounces more than the same quarter in 2007, but was almost 20,000 ounces less than the last quarter of 2007.  Copper production was lower than the same quarter last year and the last quarter of 2007.  The primary reason for the shortfall was the reduced tonnage processed at lower recoveries, due to the high percentage of stockpile material processed.  This material requires longer retention time in the process circuit.  The tire shortage that plagued the operation in 2007 has moderated, and none of the haulage fleet is currently adversely impacted due to lack of tires.  The average realized copper price per pound was approximately $1.66 greater than the average London Metals Exchange average for the quarter due to the revaluation of outstanding provisional payments. Total cash costs dropped substantially due to the increases in copper prices during the quarter relative to prior periods.

Commissioning of the molybdenum plant continues to present challenges. Issues with rheology of the returning copper concentrate after passing through the molybdenum plant have resulted in the plant being shut down for most of the quarter.  Recent work appears to be providing options for dealing with the issue and the plant is being operated on a batch basis. It is expected that in the coming weeks the plant will be fully operational.

Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention.   Alumbrera continues to contest the payments of this retention and dialogue with the government is ongoing. The Q1 2008 impact of the export retention tax was approximately $9.7 million, which has been excluded from cash costs. Had this amount been included, consolidated cash costs would have increased by $19 per ounce.

GOLDCORP - 13

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 67%)
	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore mined	1,100,300	2,059,900	1,682,600	1,474,300	969,200
Tonnes of waste removed	5,891,600	3,803,400	3,740,200	5,486,500	6,497,100
Ratio of waste to ore	5.4	1.9	2.2	3.7	6.7
Tonnes of ore processed	1,100,300	2,059,900	1,682,600	1,474,300	969,200
Average head grade (grams/tonne)	0.52	0.96	0.75	0.45	0.49
Average recovery rate (%)	70%	70%	70%	70%	70%
Gold (ounces)
– Produced	22,000	39,200	21,800	18,600	14,300
– Sold	21,700	41,400	19,700	19,300	14,700
Average realized gold price (per ounce)	$930	$796	$681	$667	$647
Total cash costs (per ounce)	$561	$500	$580	$754	$549
Financial Data
Revenues	$20.2	$33.0	$13.4	$12.9	$9.5
Depreciation and depletion	$2.4	$0.9	$2.9	$2.8	$2.4
Earnings (loss) from operations	$5.3	$8.3	$(1.2)	$(4.9)	$(1.0)
Expenditures for mining interests	$0.7	$0.7	$5.2	$3.8	$0.8

Goldcorp’s share of the Marigold production amounted to 22,000 ounces of gold during Q1 2008, a 54% increase from the corresponding period in the previous year.   The increase in ounces produced was due to an improved recoverable gold inventory on the leach pad at year-end 2007 which was subsequently produced during Q1 2008.  Recoverable gold placed on the leach pad during Q1 2008 was 20% above the corresponding period of 2007 due to an increase in both tonnage and grade of ore mined.

Pit development focused on ore mining from phase 5 of the Antler Pit and waste removal from phase 5 of the Basalt Pit.  The above average strip ratio that occurred during the quarter was due to higher than expected waste rock removal to stabilize a section of the east wall of the Antler pit.  The cash cost of gold produced during Q1 2008 increased by 3% over Q1 2007 due to higher consumable supply costs that more than offset the increase in gold production.  The primary cost increases were for fuel and tires which together showed an increase of 47% over 2007.

Gold production during Q1 2008 was 44% below the previous quarter due to a 71% reduction in gold mined and stacked on the leach pad and the normal slow production rates related to the winter weather.  Cash cost per ounce increased 13% between the two quarters due to lower grade and fewer ounces being added to the work-in-process pad inventory.

Development drilling on the property focused on confirmation drilling in the Basalt pit to replace old unsurveyed drilling and allow improved pit designs and forecasting.  Exploration drilling continued the evaluation of the Trout Creek fault that hosts the Marigold ore bodies and the evaluation of on-trend structural targets in gravel-covered pediment at the north end of the property.

GOLDCORP - 14

Wharf mine, United States

	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore mined	764,600	838,300	852,500	612,200	603,100
Tonnes of ore processed	661,200	847,800	888,800	640,200	597,800
Average grade of gold processed (grams/tonne)	0.99	0.72	0.87	1.36	1.36
Average recovery rate (%)	70%	69%	67%	70%	75%
Gold (ounces)
– Produced (note 1)	11,600	18,900	12,200	12,600	14,000
– Sold	12,100	16,900	12,000	12,800	15,700
Average realized gold price (per ounce)	$913	$806	$690	$658	$653
Total cash costs (per ounce)	$568	$429	$338	$364	$330
Financial Data
Revenues	$11.4	$14.4	$8.8	$8.8	$10.7
Depreciation and depletion	$0.9	$1.1	$0.8	$1.4	$1.2
Earnings from operations	$3.0	$5.0	$3.1	$2.1	$4.0
Expenditures for mining interests	$0.6	$0.2	$0.5	$3.6	$1.7

(1)	Tonnes of ore processed do not correlate directly to ounces produced during the quarter, as there is a time delay between placing ore on the leach pad and producing gold.

The Wharf mine produced 11,600 ounces of gold in the first quarter compared with 14,000 ounces in the corresponding period in 2007.  The processing of lower recovery ore, timing on the mining of higher grade ore and placement of low grade ore on the leach pads contributed to the lower production.

Compared with Q1 2007, cash costs increased 73% as a result of the lower production and processing low grade ore.  The lower production accounts for half of the per ounce variance, with the remaining portion related to higher aggregate costs of $2.2 million which include increases in labour, diesel fuel and blasting costs.

The Wharf mine received county regulatory approval to expand the processing facility by adding a fifth leach pad.  The technical report submitted to the South Dakota Department of Environment and Natural Resources is pending approval.

Successful exploration and definition drilling in the American Eagle area adjacent to the Trojan and Deep Portland Pits has resulted in an extension to the mine life at Wharf to 2010.  Drilling continues to better define the extent of this mineralization.

GOLDCORP - 15

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)
San Martin mine, Honduras
	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Tonnes of ore mined	n/a	46,000	862,100	974,900	715,800
Tonnes of waste removed	n/a	0	498,600	859,500	1,307,900
Ratio of waste to ore	n/a	n/a	0.57	0.88	1.83
Tonnes of ore processed	n/a	46,000	862,100	974,900	715,800
Average mill head grade (grams/tonne)	n/a	0.72	0.85	0.77	0.66
Average recovery rate	n/a	51%	51%	55%	55%
Gold (ounces)
– Produced	3,900	8,800	11,000	14,100	11,400
– Sold	3,000	8,900	11,000	14,400	11,400
Average realized gold price (per ounce)	$937	$804	$691	$662	$657
Total cash costs (per ounce)	$845	$521	$498	$459	$453
Financial Data
Revenues	$2.8	$7.2	$7.7	$9.5	$7.6
Depreciation and depletion	$1.1	$3.4	$0.5	$0.7	$0.7
Earnings from operations	$(0.8)	$(0.6)	$1.4	$2.2	$1.6
Expenditures for mining interests	$-	$-	$-	$-	$-

The San Martín mine ended the mining process in October 2007 and entered the closure and reclamation phase at that time.   No material has been added to the leach pad since that time and consequently the production reported is from the recovery of remnant gold from the pad only.  Drilling of the leach pads for better understanding of the remaining $18.3 million of inventory has taken place and injection wells are being used to enhance the recovery of the remaining gold.

With the ceasing of all earth moving, the mobile mining equipment is being dismantled and removed from the site.

Silver Wheaton Corp. (Goldcorp’s interest – 48%; 100% figures shown up to February 14, 2008, the date of disposition (1))

	Three Months Ended
Operating Data	March 31 2008	December 31 2007	September 30 2007	June 30 2007	March 31 2007
Ounces of silver sold
– Luismin (1)	1,655,800	1,682,000	1,900,000	1,394,000	1,937,000
– Zinkgruvan	157,200	540,000	247,000	539,000	519,000
– Yauliyacu	363,000	919,000	792,000	844,000	887,000
– Stratoni	43,700	402,000	190,000	276,000	-
Total	2,219,700	3,543,000	3,129,000	3,053,000	3,343,000
Average realized silver price (per ounce) (1)	$17.34	$14.18	$12.66	$13.58	$13.20
Total cash costs (per ounce)	$3.95	$3.93	$3.90	$3.90	$3.90
Financial Data
Revenues	$27.6	$50.2	$39.6	$41.5	$44.1
Depreciation and depletion	$2.0	$8.1	$7.0	$7.2	$7.1
Earnings from operations	$17.4	$24.8	$18.3	$20.0	$21.7

(1)
Luismin sales are presented at 100% to March 31, 2008. The average realized silver price of $17.34 in Q1 2008 is for the period to February 14, 2008. The realized price on Luismin silver sales subsequent to February 14, 2008  was $3.95.

GOLDCORP - 16

PROJECT DEVELOPMENT REVIEW

Peñasquito Project, Mexico

Peñasquito is a 100% owned development project consisting initially of two open pits, Chile Colorado and Peñasco. The mine is in development, with the current feasibility study envisaging a heap leach operation starting in 2008, followed by a 65,000 tonne per day milling operation in 2009, ramping up to 130,000 tonnes per day in 2010. Annual production over the life of mine (estimated at 19 years) is expected to average approximately 400,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In June 2007, new reserves were calculated using the latest exploration data and the deposit now contains 13.05 million ounces of proven and probable gold reserves, 4.73 million ounces of measured and indicated gold resources and 9.02 million ounces of inferred gold resources. In addition, Peñasquito contains 863.9 million ounces of proven and probable silver reserves, 413.3 million ounces of measured and indicated silver resources and 509.9 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the revenue base. The deposit remains open to the north, east, and at depth. Exploration drilling remains in progress.

Last quarter, the Goldcorp Board approved a plan to expand the design mill throughput by 30% at the Peñasquito project in Mexico to 130,000 ore tones per day and to accelerate the project production schedule. This expansion followed the 48% increase in proven and probable reserves announced in June, 2007. For the first quarter of this year the revised capital cost estimate for project completion amounts to $1.494 billion, which includes $638 million spent to date. Purchase commitments as of March 31, 2008 were $283 million, excluding $95 million purchase commitments for sustaining capital, and the project EPCM progress stood at 44%. Construction is on schedule and on budget and the first gold pour from the heap leaching circuit, which is ancillary to the primary operations, is expected to be achieved this year.

The 400kV power line bringing grid power to the site was completed and work continues on the associated substations. The warehouse and administration buildings were completed and are ready for occupancy. The primary crusher building, back filling around the tunnel structure, and construction of the Merrill-Crowe plant were completed. The foundation for second SAG line mills was poured during the quarter.  Liner was installed on two of the five leach pads and the first oxide ore was placed on the first cell.  The contract for the tailings pond work was let and work has begun.

Additional mine equipment continues to arrive on the site and training of the operating crews is ongoing. The first mine shovel is 95% assembled and expected to be operational by May 2008.  There are currently 15 haul trucks and 3 loaders working on prestripping activities at a rate of 100,000 tonnes per day.

Optimization studies continue for haulage versus conveying, and crush size versus recovery for the oxide material.

Concentrate production from the sulphide processing circuit is expected by the end of 2009.

Éléonore Project, Canada

The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada.  The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2007, the indicated gold resource had grown to 2.5 million ounces at an average grade of 7.2 grams per tonne and the inferred gold resource had grown to 1.2 million ounces at an average grade of 6.6 grams per tonne. High grade drill results outside the resource boundary point to significant expansion potential at Éléonore.

In the first quarter of 2008, intensive drilling at Éléonore continued with up to six rigs in operation, concentrating on the deep, north and south extensions of the deposit. Positive drilling results continue to be received and the focus in 2008 is to better define and understand the deposit. An initial pre-feasibility study to investigate the primary physical, technical and economic components of the proposed project is currently under review. Results thus far have indicated a need to further focus on the higher grade areas in the deposit, including new high grade zones discovered with recent drilling. The feasibility study is unlikely to be completed in 2008 while exploration in the higher grade areas continues.
GOLDCORP - 17

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

Studies are progressing to evaluate the optimum timing of an exploration shaft or decline in order to improve the ability to advance higher grade exploration targets below a depth of 600 metres.

In line with Goldcorp’s commitment to the importance of sustainable development and social relationships, the project team is continuing to establish collaborative relationships with key stakeholders. This includes the development of a long-term collaboration agreement with the Crees, and particularly the Cree Nation of Wemindji, which continues with good progress.

Discussions also continued with various governmental departments and Hydro-Québec. The permit application for the permanent airstrip and access road is under review by governmental authorities. The guidelines for the mine environmental and social impact assessment (ESIA) have been received and the ESIA work is continuing.

Capital expenditures for Q1 2008 amounted to $19.7 million.  Cumulative expenditures to date since acquisition amounted to $81.7 million.

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization.  An estimated Inferred and Indicated resource of 3.87 million tonnes, at an average grade of 15.5 grams per tonne, containing 1.93 million ounces of gold and 8.4 million ounces of silver was announced in 2005.  There is a possibility of developing an underground mine which would also consist of potential operating synergies with the Marlin Mine.

All necessary licenses and permits were received in 2007 and work on the construction of the decline to intercept the ore body to carry out metallurgical tests to assist with design optimization commenced in February of 2008.

Geophysical studies to determine the potential for a geothermal power generation plant were conducted during the quarter with very positive results.  Exploratory drilling is planned for the third quarter of 2008 to confirm the potential of the resource with a feasibility study to follow later in the year.

Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)
Pueblo Viejo is an 18 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 7.2 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator. The deposit also contains 87.8 million ounces of silver, 360 million pounds of copper and 2.6 billion pounds of zinc. The mine will be comprised of two conventional open pits, which are expected to produce an average of 775,000-800,000 ounces of gold per year (100% basis), over an anticipated life of 20 years. The ore is refractory and will be treated at a rate of 15,000 tonnes per day by whole ore pressure oxidation, followed by CIL cyanide leach.

A feasibility study and project notice was delivered to the government of the Dominican Republic in late February in order to proceed with the Pueblo Viejo project. The project has transitioned into detailed engineering. Drill programs are in progress to test previously identified targets near the current pit areas and the Monte Oculto discovery.

GOLDCORP - 18

EXPENSES

	Three Months Ended March 31
	2008	2007
Corporate administration	$25.1	$25.7
Exploration	12.5	6.9

Corporate administration costs decreased by $0.6 million in the first quarter of 2008 as compared to the same period in 2007. The stock option expense of $4.4 million (2007 – $6.4 million) was lower than the prior year due to the recognition of forfeitures of previously issued options.

Exploration costs increased by $5.6 million the first quarter of 2008 compared to 2007, primarily to the expansion of the drilling program at Red Lake and the acquisition of the additional interest in Porcupine and Musselwhite.

 OTHER INCOME (EXPENSE)
	Three Months Ended March 31
	2008	2007
Interest and other income	$9.7	$4.5
Interest expense and finance fees	(5.6)	(13.8)
Equity income in subsidiary	3.8	-
(Loss) gain on foreign exchange	(66.6)	56.7
Non-hedge derivative loss	(31.6)	(8.3)
Loss on marketable securities, net	(1.5)	(2.8)
Gain on sale of Silver Wheaton shares	292.5	-
Dilution gain	2.1	0.2
	$202.8	$36.5

In the first quarter of 2008, the Company earned $9.7 million of interest and other income, compared to $4.5 million in 2007.  The increase in interest income is primarily due to the increased cash balances on hand arising from the Peñasquito silver stream sale in the third quarter of 2007 and the close of the Silver Wheaton transaction in the first quarter of 2008.  During the current period, the Company incurred $5.6 million of interest expense and financing fees, compared to $13.8 million in 2007. The decline in interest expense and finance fees is due to the lower interest expense on the Company’s long term debt due primarily to the lower rates negotiated on the refinancing of the Company’s $500 million, $350 million and $550 million revolving credit facilities for a $1.5 billion revolving credit facility in the second quarter of 2007 and the repayment of the outstanding revolving credit facility in the first quarter of 2008.

The Company incurred $66.6 million of net foreign exchange losses in the first quarter of 2008 (2007 – gain of $56.7), resulting primarily from the impact of the strengthened Mexican Peso, partially offset by the weakening Canadian dollar on the Company’s  future income tax liabilities, which are reported in its functional currency of US dollars. The Company has a significant amount of future income tax liabilities arising from acquisitions in excess of $3.5 billion, which are monetary items revalued each quarter end at current exchange rates. The weakening Canadian dollar also impacted the Company’s results due to its significant cash balance denominated in Canadian dollars from the proceeds of the Silver Wheaton transaction.

As discussed under “Liquidity and Capital Resources”, below, the Company has entered into copper forward contracts and swaps on its 2008 production. A loss of $31.6 million was recognized on these derivatives in the first quarter of 2008, comprised of a realized loss of $8.1 million on matured contracts, and, as these contracts do not qualify for hedge accounting, the Company also recognized a mark-to-market loss of $23.5 million in the quarter (2007 – total loss of $8.3 million, comprising a realized gain of $5.1 million on matured contracts and a mark to market loss of $13.4 million).

GOLDCORP - 19

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

During the first quarter, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% interest) to a syndicate of underwriters at a price of Cdn $14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million, which is partially offset by taxes payable of $156.0 million, resulting in a net earnings impact of $136.5 million after tax.

The dilution gain for the three months ended March 31, 2008 was $2.1 million, resulting from the exercise of stock options, compared with $0.2 million in the prior year.

INCOME AND MINING TAXES

Income and mining taxes for the three months ended March 31, 2008 totaled $183.6 million (2007 – $32.0 million), approximately 39% and 30%, respectively, of earnings before taxes, foreign exchange revaluation of future income tax assets and liabilities and dilution gains. The higher effective tax rate in 2008 is due to the taxes payable on the disposition of the Silver Wheaton shares of $156 million, partially offset by the impact of the Canadian tax rate reductions enacted in June and December 2007.

NON-CONTROLLING INTERESTS

The non-controlling interests relate to Goldcorp’s ownership of its subsidiary companies, including Terrane Metals Corp. (68%), and Silver Wheaton (48%), until February 14, 2008.

The non-controlling interest’s share of net earnings for the three months ended March 31, 2008 amounted to $9.1 million, compared to $12.4 million for the same period last year.

GOLDCORP - 20

NON-GAAP MEASURE – TOTAL CASH COSTS PER GOLD OUNCE CALCULATION

The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements for the three months ended March 31:

	Continuing Operations		Including Discontinued Operations (for information only)
	2008	2007	2007
Operating expenses per financial statements (2)	$258.5	$215.5	$225.0
Treatment and refining charges on concentrate sales	5.7	12.8	12.9
By-product silver and copper sales, and other	(140.2)	(113.7)	(141.6)
Non-cash adjustments	0.4	-	-
Total cash costs	$124.4	$114.6	$96.3
Divided by ounces of gold sold	517,800	527,000	531,300
Total cash costs per ounce of gold (1)	$240	$217	$181

(1)	Total cash costs of continuing operations on a co-product basis were $396 per ounce for the three months ended March 31, 2008 (2007 – $289 per ounce).

(2)
$19.1 million in royalties for the three months ended March 31, 2008 are included in operating expenses per the financial statements. For the three months ended March 31, 2007, royalties totaled $40.0 million.

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the financial statements:

	Three Months Ended March 31
	2008	2007
Net earnings per financial statements	$229.5	$124.9
Foreign exchange (gain) loss on revaluation of future income tax liabilities	56.6	(53.3)
Unrealized non-hedge derivative loss, net of tax	16.0	8.6
Loss on securities, net of tax	1.2	2.8
Dilution gain	(2.1)	(0.2)
Gain on disposition of Silver Wheaton shares, net of tax	(136.5)	-
Total adjusted net earnings	$164.7	$82.8
Weighted average shares outstanding (000’s)	709,296	703,637
Adjusted net earnings per share	$0.23	$0.12

GOLDCORP - 21

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2008, the Company held cash and cash equivalents of $1,268.9 million (December 31, 2007 – $510.8 million) and had working capital of $1,421.5 million (December 31, 2007 – $630.4 million).  The increase in cash and cash equivalents is primarily due to the receipt of $1.5 billion in cash from the sale of the Silver Wheaton shares. The proceeds were partially used to repay amounts outstanding under the Company’s revolving credit facility.

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. Upon closing the credit facility, there was a contemporaneous repayment in full of all credit outstanding under the $500 million, $350 million and $550 million revolving credit facilities and the termination thereof. The credit facility is unsecured and amounts drawn are required to be financed or repaid May 18, 2012. Amounts drawn incur interest at LIBOR plus 0.35% to 0.70% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.08% to 0.175% per annum commitment fee dependent on the Company’s leverage ratio. The facility was undrawn at March 31, 2008.

In the opinion of management, the working capital at March 31, 2008, together with future cash flows from operations, is sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets decreased to $17.9 billion at March 31 2008 from $19.0 billion at December 31, 2007.

During the three months ended March 31, 2008, the Company generated operating cash flows from continuing activities of $216.3 million compared with $111.3 million during the corresponding period in 2007. Cash dividend payments for the period totaled $31.9 million (2007 – $31.6 million).

During the three months ended March 31, 2008, the Company invested a total of $194.7 million in mining interests, including $30.8 million at Red Lake, $12.3 million at the Luismin operations, $79.9 million at Peñasquito, $10.4 million at Pueblo Viejo and $19.7 million at Éléonore.

As of May 2, 2008, there were 710.4 million common shares of the Company issued and outstanding and 11.8 million stock options outstanding under its share option plan. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares).

Derivative instruments

As of March 31, 2008, the Company had entered into 22.5 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.32 on 15.2 million pounds and calls sold at an average price of $3.76 on 17.2 million pounds for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month. These contracts do not qualify for hedge accounting, thus the Company realized a loss of $8.1 million on matured contracts and a mark to market loss of $23.5 million in the first quarter of 2008. In the prior year the Company realized gains of $5.1 million on the settlement of matured contracts and mark to market losses of $13.4 million on copper forward contracts in the first quarter.

The Company has risk management policies in place to manage metal price, interest rate, and foreign currency exchange rate exposure.

Contractual obligations

Commitments exist as at March 31, 2008 for capital expenditures of approximately $437.5 million, of which $379.3 million relates to Peñasquito.

GOLDCORP - 22

RELATED PARTY TRANSACTIONS

Prior to February 14, 2008, Goldcorp owned 48% of Silver Wheaton’s outstanding common shares. In the first quarter of 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, Silver Wheaton purchased approximately 841,000 ounces (2007 – 1.9 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.95 per ounce, for total consideration of approximately $3.3 million (2007 – $7.6 million

CHANGE IN ACCOUNTING POLICY

On January 1, 2008, Goldcorp adopted the Canadian Institute of Chartered Accountants’ new Handbook Section 3031, Inventories, which replaced Section 3030. The new section establishes standards for the measurement and disclosure of inventories, provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 did not have a significant impact on the Company’s consolidated financial position and results of operations.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.

The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements included in the Company’s 2007 Annual Report to Shareholders, and a discussion of some of the more significant policies is also included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, therefore all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company is able to update its estimates on a timely basis as and when developments affecting the underlying assumptions necessitate such modifications.

Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value.

The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Mineral Properties

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes preproduction expenditures net of revenues received, until the commencement of commercial production.

GOLDCORP - 23

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Financial Instruments

During the three months ended March 31, 2008, the Company used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.

GOLDCORP - 24

The Company holds certain financial instruments such as long-term investments and copper futures contracts and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

OUTLOOK

The Company expects to produce approximately 2.6 million ounces of gold at an average cash cost of $250 per ounce in 2008. Capital expenditures for the year excluding Pueblo Viejo are forecast at approximately $1.2 billion.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Controls over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no significant change in the Company’s internal control over financial reporting during the three months ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

GOLDCORP - 25

Management’s Discussion and Analysis

(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2007, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2007, dated March 25, 2008, and other continuous disclosure documents filed by Goldcorp since January 1, 2008 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

GOLDCORP - 26

Exhibit 99.2

Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts – Unaudited)

			Three Months Ended March 31
	Note		2008	2007
Revenues			$626.7	$474.2
Operating expenses			258.5	215.5
Depreciation and depletion			111.2	100.7
Earnings from mine operations			257.0	158.0
Corporate administration (1)			25.1	25.7
Exploration			12.5	6.9
Earnings from operations			219.4	125.4
Other income (expense)
Interest and other income			9.7	4.5
Interest expense and finance fees			(5.6)	(13.8)
Share of income of equity investee			3.8	-
(Loss) gain on foreign exchange			(66.6)	56.7
Non-hedge derivative loss	9		(31.6)	(8.3)
Loss on securities, net	9		(1.5)	(2.8)
Gain on disposition of Silver Wheaton shares	4	(b)	292.5	-
Dilution gain			2.1	0.2
			202.8	36.5
Earnings from continuing operations before taxes and non-controlling interests			422.2	161.9
Income and mining taxes			(183.6)	(32.0)
Non-controlling interests	11		(9.1)	(12.4)
Net earnings from continuing operations			229.5	117.5
Net earnings from discontinued operations	5		-	7.4
Net earnings			$229.5	$124.9

(1)Stock option expense (a non-cash item) is included in corporate administration	12	(b)	$4.4	$6.4

Earnings per share from continuing operations
Basic			$0.32	$0.17
Diluted			0.32	0.17

Earnings per share
Basic			$0.32	$0.18
Diluted			0.32	0.18

Weighted-average number of shares outstanding (in thousands)
Basic			709,296	703,637
Diluted	12	(c)	714,758	709,266

GOLDCORP - 27

First Quarter Report – 2008

Consolidated Balance Sheets

 (US dollars in millions – Unaudited)
	Note		March 31 2008	December 31 2007
Assets
Current
Cash and cash equivalents			$1,268.9	$510.8
Marketable securities	9		27.4	25.8
Accounts receivable			146.2	154.5
Income and mining taxes receivable			-	43.3
Future income and mining taxes			18.0	10.7
Inventories and stockpiled ore			205.6	191.4
Other			45.9	15.3
Current assets			1,712.0	951.8
Mining interests	6		15,034.5	16,452.8
Goodwill	6		761.8	815.6
Silver interests	4	(b)	-	385.3
Stockpiled ore			79.5	76.2
Investments	9		104.5	228.0
Other	7		176.1	42.5
			$17,868.4	$18,952.2
Liabilities
Current
Accounts payable and accrued liabilities			$249.4	$277.3
Income and mining taxes payable			8.4	-
Current portion of long-term debt	8		-	28.6
Current derivative instrument liability	9		32.8	15.5
Current liabilities			290.6	321.4
Income and mining taxes payable			35.3	33.5
Future income and mining taxes			4,016.3	3,858.3
Long-term debt	8		-	1,036.3
Reclamation and closure cost obligations			264.5	261.3
Other			18.1	13.2
			4,624.8	5,524.0
Non-controlling interests	11		48.4	449.6
Shareholders’ Equity
Common shares, share purchase warrants, and stock options	12		11,973.6	11,930.4
Retained earnings			1,087.7	890.1
Accumulated other comprehensive income			133.9	158.1
			1,221.6	1,048.2
			13,195.2	12,978.6
			$17,868.4	$18,952.2

GOLDCORP - 28

 First Quarter Report – 2008

Consolidated Statements of Cash Flows
 (US dollars in millions – Unaudited)

			Three Months Ended March 31
	Note		2008	2007
Operating Activities
Net earnings from continuing operations			$229.5	$117.5
Reclamation expenditures			(3.2)	(1.8)
Items not affecting cash
Depreciation and depletion			111.2	100.7
Non-hedge derivative loss	9		23.5	13.4
Loss on securities, net			0.9	2.8
Share of income of equity investee			(3.8)	-
Stock option expense	12	(b)	4.4	6.4
Gain on disposition of Silver Wheaton shares	4	(b)	(292.5)	-
Future income and mining taxes			108.6	(19.3)
Non-controlling interests	11		9.1	12.4
Dilution gain	11		(2.1)	(0.2)
Unrealized foreign exchange loss (gain) and other			53.5	(55.1)
Change in non-cash working capital	13		(22.8)	(65.5)
Cash provided by operating activities of continuing operations			216.3	111.3
Cash provided by operating activities of discontinued operations	5		-	20.2
Investing Activities
Mining interests			(194.7)	(140.8)
Deposits on mining interest expenditures	7		(124.4)	-
Proceeds from dispositions of mining interests			-	24.0
Proceeds from disposition of Silver Wheaton shares, less cash	4	(b)	1,505.1	-
Purchase of investments			-	(3.7)
Restricted cash received			-	65.0
Other			(0.5)	(6.9)
Cash provided by (used in) investing activities of continuing operations			1,185.5	(62.4)
Cash used in investing activities of discontinued operations	5		-	(0.6)
Financing Activities
Long-term debt repayments	8	(a)	(645.0)	(185.0)
Common shares issued, net			40.4	2.4
Shares issued by subsidiary to non-controlling interests			-	2.7
Dividends paid to common shareholders			(31.9)	(31.6)
Cash used in financing activities			(636.5)	(211.5)
Effect of exchange rate changes on cash and cash equivalents			(7.2)	0.2
Increase (decrease) in cash and cash equivalents			758.1	(142.8)
Cash and cash equivalents, beginning of period			510.8	526.3
Cash and cash equivalents, end of period	13		$1,268.9	$383.5

Supplemental cash flow information (note 13)

GOLDCORP - 29

 First Quarter Report – 2008

Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares in thousands – Unaudited)

	Common Shares
	Shares	Amount	Share Purchase Warrants	Stock Options	Retained Earnings	Accumulated Other Comprehensive Income	Total
At January 1, 2007	703,525	11,663.5	42.1	120.2	556.9	144.1	12,526.8
Stock options exercised and restricted share units issued	4,812	109.1	-	(36.0)	-	-	73.1
Share purchase warrants exercised	14	0.2	(0.1)	-	-	-	0.1
Fair value of stock options and restricted share units issued and vested	-	-	-	31.4	-	-	31.4
Dividends declared	-	-	-	-	(126.9)	-	(126.9)
Net earnings	-	-	-	-	460.1	-	460.1
Other comprehensive income	-	-	-	-	-	14.0	14.0
At December 31, 2007	708,351	$11,772.8	$42.0	$115.6	$890.1	$158.1	$12,978.6
Stock options exercised and restricted share units issued	1,872	56.0	-	(15.6)	-	-	40.4
Fair value of stock options and restricted share units issued and vested	-	-	-	2.8	-	-	2.8
Dividends declared	-	-	-	-	(31.9)	-	(31.9)
Net earnings	-	-	-	-	229.5	-	229.5
Other comprehensive loss	-	-	-	-	-	(24.2)	(24.2)
At March 31, 2008	710,223	$11,828.8	$42.0	$102.8	$1,087.7	$133.9	$13,195.2

Shareholders’ Equity (note 12)

GOLDCORP - 30

 First Quarter Report – 2008

Consolidated Statements of Comprehensive Income
(US dollars in millions – Unaudited)

	Three Months Ended March 31
	2008	2007
Net earnings	$229.5	$124.9
Other comprehensive income:
(Loss) gain on available-for-sale securities, net of tax of $6.9 million (2007 – $0.9 million) (note 9)	(5.2)	4.4
Adjustment arising from disposition of Silver Wheaton shares (note 4(b))	(17.7)	-
Non-controlling interest	(1.3)	3.6
Other comprehensive (loss) income	(24.2)	8.0
Comprehensive income	$205.3	$132.9

Consolidated Statements of Accumulated Other Comprehensive Income
(US dollars in millions – Unaudited)
	March 31, 2008	December 31, 2007
Accumulated other comprehensive income at January 1	158.1	$144.1
Other comprehensive (loss) income for the period	(24.2)	14.0
	$133.9	$158.1
Components of accumulated other comprehensive income at end of period
Unrealized foreign exchange translation adjustment	$101.9	$101.9
Available for sale marketable securities and investments	32.0	73.4
Non-controlling interest (note 11)	-	(17.2)
	$133.9	$158.1

GOLDCORP - 31

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2008

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, and the Marigold (67% interest) and Wharf gold mines in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala, and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. At March 31, 2008, Goldcorp also owned a 68% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company, and an 18% interest in Peak Gold Ltd. (“Peak Gold”), a publicly traded gold mining company.

The Peak gold mine in Australia and the Amapari gold mine in Brazil were sold to Peak Gold in the second quarter of 2007. On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash (note 4(a)).

On February 14, 2008, Goldcorp disposed of its remaining 48% interest in Silver Wheaton (Note 4(b)). On March 31, 2008, Peak Gold announced that it had signed a letter agreement to complete a business combination with Metallica Resources Inc. and New Gold Inc., with the combined company to be called New Gold Inc. The former Peak Gold shareholders will receive 0.1 common share of New Gold Inc. for each common share of Peak Gold. The transaction is expected to close in July 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as described in Note 3. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position as at March 31, 2008 and results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

GOLDCORP - 32

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp and their geographic locations at March 31, 2008 are listed below:

Mining properties	Location	Ownership interest	Status	Operations and development projects owned
Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes
Porcupine Mine (“Porcupine”) (1)	Canada	100%	Consolidated	Porcupine mine, Hollinger project
Musselwhite Mine (“Musselwhite”) (1)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore gold project
Terrane Metals Corp. (“Terrane”)	Canada	68%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, San Martin, Los Filos and Nukay mines and El Limón gold project
Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito project
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco project
Minerales Entre Mares de Honduras SA (“San Martin”)	Honduras	100%	Consolidated	San Martin mine
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project
Peak Gold Ltd. (“Peak Gold”) (2)	Canada	18%	Equity investment	Peak and Amapari mines

(1)	Proportionately consolidated to December 21, 2007, consolidated thereafter (Note 4(a)).

(2)	Special Warrants issued by Peak Gold in November 2007 were exercised on February 28, 2008, resulting in a decrease in Goldcorp’s interest from 21% to 18%.

All intercompany transactions and balances have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Implemented Effective January 1, 2008

On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants. Sections 3862, Financial Instruments – Disclosure and 3863, Financial Instruments – Presentation have replaced Section 3861, Financial Instruments – Disclosure and Presentation. These new sections incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments (Note 9).  Section 1535, Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with capital requirements and, if the entity has not complied, the consequences of such non-compliance (Note 10).

Section 3031, Inventories, which replaces Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company’s consolidated financial position and results of operations.  The disclosure requirements in Section 3031 have been expanded to include disclosure of the amount of inventories recognized as an expense during the period, which was $26.1 million in the three months ended March 31, 2008 (March 31, 2007 – $18.3 million), included in the  “operating expenses” line on the Statement of Earnings.

GOLDCORP - 33

First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

4.	ACQUISITION AND DISPOSITION OF MINING INTERESTS
(a)	Acquisition of 100% Interest in Porcupine and Musselwhite and Disposition of Interest in La Coipa

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mine in northeastern Ontario and its 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa silver-gold mine in Chile and $200 million in cash plus closing adjustments.

The La Coipa operations were classified as discontinued operations in the 2007 consolidated financial statements (Note 5), and a gain of $46.4 million was recognized on the disposition in the fourth quarter of 2007.

Goldcorp’s interests in Porcupine and Musselwhite are included in these interim consolidated financial statements at 51% and 68%, respectively, for the first quarter of 2007 and at 100% in the first quarter of 2008.

The acquisition of the remaining interests in Porcupine and Musselwhite was accounted for as a step purchase transaction, with the cost of the acquisition allocated as follows:

Purchase price:
Cash	$206.5
50% interest in La Coipa	100.0
Transaction costs	5.7
$312.2
Net assets acquired:
Cash and cash equivalents	$1.7
Non-cash operating working capital	10.2
Mining interests	345.8
Other assets	11.9
Future income tax liabilities	(7.7)
Reclamation and closure cost obligations	(46.1)
Other liabilities	(3.6)
$312.2

The allocation of the purchase price was finalized in the first quarter of 2008, resulting in a $0.7 million decrease to the purchase price due to an adjustment to the original estimate for transaction costs.

(b)	Disposition of Silver Wheaton Shares
On February 14, 2008, Goldcorp disposed of its 108 million common shares of Silver Wheaton (48% interest) to a syndicate of underwriters at a price of Cdn $14.50 per common share, for gross proceeds of $1.571 billion, less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million.

After deducting the book value of the Silver Wheaton shares ($546 million) and transaction costs ($55.7 million), the Company had an excess of consideration of $969.3 million on the sale of its Silver Wheaton shares. The sale of the Silver Wheaton shares resulted in an income tax liability for the Company of $156 million, which has been recorded as a future income tax expense in the first quarter.

As a result of the Company having a contractual requirement to continue to sell silver to Silver Wheaton from San Dimas and Peñasquito at approximately $4 per ounce, $689.9 million of the excess consideration before tax has been deferred and has been applied as a reduction to mining properties, plant and equipment at San Dimas and Peñasquito ($505.9 million and $184.0 million, respectively. In addition, the book value of the San Dimas and Peñasquito silver interests attributable to Silver Wheaton ($814.9 million) has also been applied as a reduction to mining properties, plant and equipment at San Dimas and Peñasquito ($310.6 million and $504.3 million, respectively).

GOLDCORP - 34

First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

The recorded net gain, before tax, of $292.5 million, representing the portion of the gain related to Goldcorp’s former interest in the third party silver arrangements between Silver Wheaton and Zinkgruvan, Yauliyacu and Stratoni ($279.4 million) and the realization of the amounts recorded by Goldcorp in accumulated OCI for its proportionate share of Silver Wheaton’s adjustments for OCI ($17.7 million), less $4.6 million related to the recognition of a liability attributed to the silver arrangements between Goldcorp and Silver Wheaton for a previously disposed mineral interest, has been recorded in net earnings in the first quarter.

As a result of Goldcorp’s continuing cash flows with Silver Wheaton arising from the Peñasquito and San Dimas silver arrangements, Silver Wheaton has not been classified as a discontinued operation in these interim consolidated financial statements.

5.	DISCONTINUED OPERATIONS

As discussed in Note 4(a), as a result of the sale of Goldcorp’s interest in the La Coipa gold and silver mine in the fourth quarter of 2007, the results of La Coipa, previously disclosed as a separate operating segment in Note 14, were reclassified as a discontinued operation in the comparative figures disclosed in these interim consolidated financial statements.

Selected financial information of discontinued operation is as follows:
Three Months Ended March 31, 2007
Net earnings (loss) from discontinued operations
Revenues	31.4
Earnings from discontinued operations	15.1
Interest and other income	0.5
Income tax expense	(8.2)
7.4
Earnings per share from discontinued operations
Basic	0.01
Diluted	0.01
Cash flows of discontinued operations
Operating activities	20.2
Investing activities	(0.6)
19.6

GOLDCORP - 35

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

6.	MINING INTERESTS

	March 31, 2008			December 31, 2007
	Cost	Accumulated depreciation and depletion	Net	Cost	Accumulated depreciation and depletion	Net
Mining properties	$14,059.4	$592.0	$13,467.4	$15,564.3	$532.0	$15,032.3
Plant and equipment	1,982.4	415.3	1,567.1	1,790.9	370.4	1,420.5
	$16,041.8	$1,007.3	$15,034.5	$17,355.2	$902.4	$16,452.8

A summary by property of the net book value is as follows:

	Mining properties
	Depletable	Non-depletable	Total	Plant and equipment	March 31 2008	December 31 2007
Red Lake	$515.4	$525.4	$1,040.8	$138.9	$1,179.7	$1,170.6
Porcupine	122.2	191.0	313.2	198.5	511.7	512.9
Musselwhite	55.9	154.7	210.6	120.9	331.5	329.6
Éléonore gold project	-	738.9	738.9	-	738.9	728.0
Canadian exploration properties	-	174.7	174.7	-	174.7	171.7
Wharf	4.0	-	4.0	1.6	5.6	5.4
Marigold	51.6	115.8	167.4	33.5	200.9	202.5
San Dimas (a) (note 4(b))	-	-	-	4.0	4.0	810.6
Los Filos (a)	250.4	159.2	409.6	309.1	718.7	708.7
El Sauzal	150.5	154.0	304.5	36.2	340.7	359.6
Peñasquito (note 4(b))	-	8,442.8	8,442.8	420.4	8,863.2	9,477.4
Mexican exploration projects	-	166.8	166.8	-	166.8	166.8
Alumbrera	378.4	-	378.4	223.7	602.1	616.3
Marlin	458.4	286.8	745.2	64.6	809.8	823.0
Cerro Blanco	-	34.3	34.3	2.7	37.0	35.7
San Martin	0.4	-	0.4	5.1	5.5	4.2
Corporate and other	-	-	-	5.9	5.9	6.2
	$1,987.2	$11,144.4	$13,131.6	$1,565.1	$14,696.7	$16,129.2
Equity Investments
Pueblo Viejo	-	144.1	144.1	-	144.1	133.7
El Limón project	-	87.8	87.8	2.0	89.8	89.8
Peak Gold	-	103.9	103.9	-	103.9	100.1
	-	335.8	335.8	2.0	337.8	323.6
	$1,987.2	$11,480.2	$13,467.4	$1,567.1	$15,034.5	$16,452.8

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	March 31 2008	December 31 2007
Red Lake	$404.4	$404.4
Peñasquito	283.1	283.1
Los Filos	74.3	74.3
Silver Wheaton (note 4(b))	-	53.8
	$761.8	$815.6

(a)	San Dimas was formerly reported as “Luismin” and included the Nukay mine, which is now included with Los Filos. The comparative period has been reclassified.

GOLDCORP - 36

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

7.	OTHER LONG-TERM ASSETS

	March 31 2008	December 31 2007
Reclamation deposits	$6.5	$6.6
Sales/indirect taxes recoverable	26.1	18.8
Deposits on mining interest expenditures	124.4	-
Other	19.1	17.1
	$176.1	$42.5

8.	BANK CREDIT FACILITIES

	March 31 2008	December 31 2007
$1.5 billion revolving credit facility(a)	$-	$645.0
$200 million non-revolving term loan(b)	-	192.9
$300 million revolving term loan(b)	-	227.0
	-	1,064.9
Less: current portion of long-term debt	-	28.6
	$-	$1,036.3

(a)	During the first quarter of 2008, Goldcorp repaid all amounts outstanding under this revolving credit facility with the proceeds from the sale of the Silver Wheaton shares (note 4(b)).

(b)	Silver Wheaton is no longer consolidated in Goldcorp’s balances following the share sale on February 14, 2008 (note 4(b)).

(c)	Reclamation letters of credit outstanding as at March 31, 2008 totaled $218.2 million (December 31, 2007 – $230.7 million).

9.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities

The Company’s financial instruments primarily consist of cash, short-term money market investments, marketable securities, equity investments, warrants, accounts receivable, accounts payable and copper forward contracts.

For cash, short-term money market investments, and current accounts receivable and payable, carrying value is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. The fair value of other financial assets represents the market value of quoted investments. The fair value of copper forward contracts is determined by reference to quoted market prices.

GOLDCORP - 37

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Marketable securities and investments

Recorded at fair value	March 31 2008	December 31 2007
Marketable securities
Available for sale	$27.4	$25.8

Investments
Equity investments – available for sale	$102.9	$224.3
Warrants – held for trading	1.6	3.7
	$104.5	$228.0

	March 31, 2008		December 31, 2007
Available for sale	Fair Value	Mark-to- Market Gain (Loss) in OCI	Fair Value	Mark-to-Market Gain (Loss) in OCI
Marketable Securities	$27.4	$1.6	$25.8	$15.6
Investments	102.9	0.1	224.3	13.0
	130.3	1.7	250.1	28.6
Future tax recovery (expense) in OCI	-	(6.9)	-	7.8
	130.3	(5.2)	250.1	36.4
Reclassification adjustment for gains and losses included in net earnings, net of tax – $nil (2007 – $1.2 million)	-	-	-	(21.1)
Non-controlling interest in OCI	-	(1.3)	-	(1.3)
	$130.3	$(6.5)	$250.1	$14.0

	March 31, 2008		December 31, 2007
Warrants – held for trading	Fair Value	Mark-to-Market Gain (Loss) in Net Earnings	Fair Value	Mark-to-Market Gain (Loss) in Net Earnings
Investments	$1.6	$1.6	$3.7	$(10.0)
Future tax recovery	-	(0.2)	-	1.2
Non-controlling interest	-	(0.3)	-	1.1
	$1.6	$1.1	$3.7	$(7.7)

The Company has recognized a future income tax liability of $1.0 million that relates to the cumulative mark-to-market gains on the available-for-sale securities and the warrants held by the Company. The tax estimate is based on the assumption that if the securities were sold at market value the capital gains would be taxed at the appropriate Canadian tax rate.

By holding these long-term investments the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

GOLDCORP - 38

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

Derivative Instruments

(i)  Copper forward contracts

The Company enters into copper forward contracts to manage its exposure to copper price volatility. These contracts do not qualify for hedge accounting, and are therefore marked to market at the end of each reporting period, as determined by reference to published copper prices in an active market.

At March 31, 2008, the Company had entered into 22.5 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. Additionally, the Company has entered into a zero-cost collar structure whereby puts have been purchased at an average price of $3.32 on 15.2 million pounds and calls sold at an average price of $3.76 on 17.2 million pounds for 2008 production. These contracts are monthly swaps, cash settled, based on the average London Metal Exchange Cash Settlement price for the month.

	March 31 2008	December 31 2007
Current derivative asset, included in other current assets	$1.7	$7.9
Current derivative liability	32.8	15.5

	Three Months Ended March 31 2008	Three Months Ended March 31 2007
Realized loss (gain) on matured contracts	$8.1	$(5.1)
Unrealized loss on fair value change of outstanding contracts	23.5	13.4
Non-hedge derivative loss	$31.6	$8.3

(ii)  Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no embedded derivatives requiring separate accounting at March 31, 2008 and December 31, 2007.

(b)  Financial instrument risk exposure

The Company manages its exposure to financial risks, including commodity risk, foreign exchange risk and interest rate risk, in accordance with its Risk Management Policy. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business; the Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements.

The following describes the type of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

The Company’s financial assets are primarily comprised of cash and cash equivalents, accounts receivable, marketable securities and investments. Credit risk is primarily associated with trade receivables; however, it also arises on cash equivalents and derivative financial instruments.

GOLDCORP - 39

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

To mitigate exposure to credit risk on liquid funds and derivative financial instruments, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with trade receivables at March 31, 2008 is not considered to be high.

The Company’s maximum exposure to credit risk at the balance sheet date is as follows:
	March 31, 2008	December 31, 2007
Short-term money market investments	$1,204.7	$393.9
Accounts receivable	146.2	154.4
Marketable securities	27.4	25.8
Investments	104.5	228.0
	$1,482.8	$802.1

Liquidity risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Goldcorp has in place a $1.5 billion committed loan facility, which was undrawn at March 31, 2008.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

	March 31, 2008					December 31, 2007
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$249.4	-	-	$-	$249.4	$277.4
Derivative instruments, net	31.1	-	-	-	31.1	7.6
Long-term debt payments	-	-	-	-	-	1,064.9
Capital expenditures	437.5	-	-	-	437.5	530.8
Rental and lease payments	8.6	9.5	4.2	2.7	25.0	19.5
	$726.6	$9.5	$4.2	$2.7	$743.0	$1,900.2

Market risk

(i)  Currency risk

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Guatemalan quetzals and Honduran lempira. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. In addition, following the Glamis and Placer acquisitions in 2006, the Company recorded $3.1 billion of future income tax liabilities on mineral interests which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in net earnings in the period.

GOLDCORP - 40

First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than US dollars:

March 31, 2008	Cash and cash equivalents	Accounts receivable	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Future income tax assets (liabilities)
Canadian dollar	$400.7	$18.2	$48.6	$(98.2)	$(687.4)
Mexican peso	10.8	3.3	(38.4)	(81.7)	(3,010.0)
Argentinean peso	2.2	19.8	(20.0)	(44.9)	(113.4)
Guatemalan quetzal	1.5	0.1	-	(8.9)	3.1
	$415.2	$41.4	$(9.8)	$(233.7)	$(3,807.7)

December 31, 2007	Cash and cash equivalents	Accounts receivable	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Future income tax liabilities
Canadian dollar	$18.9	$23.7	$71.4	$(113.9)	$(627.1)
Mexican peso	4.8	9.9	(15.3)	(41.1)	(2,595.7)
Argentinean peso	10.7	17.6	(12.8)	(66.8)	(163.5)
Guatemalan quetzal	0.4	-	-	(12.5)	(0.4)
	$34.8	$51.2	$43.3	$(234.3)	$(3,386.7)

Based on the above net exposures at March 31, 2008, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $244.4 million increase or decrease in the Company’s after-tax net earnings.

Goldcorp’s Risk Management Policy includes hedging to reduce the risk associated with currency fluctuations; however, Goldcorp has not entered into such types of transactions during the current or comparative periods. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates. In the current period, favourable changes in metal prices have mitigated the adverse effect of the appreciation of the Canadian dollar against the US dollar.

(ii)  Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s credit facilities are at floating interest rates. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The Company did not have any borrowings outstanding at March 31, 2008.

(iii)   Commodity price risk

Profitability of the Company depends on metal prices for gold, silver and copper. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

GOLDCORP - 41

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

A 10% change in commodity prices would impact the Company’s net earnings as follows:
	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Gold price	$32.8	$22.6
Silver price	3.8	3.5
Copper price	7.2	6.3

10.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity and debt obligations net of cash and cash equivalents. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet it’s operating and growth objectives.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

The Company expects its current capital resources and projected free cash flow from continuing operations to support further exploration and development of its mineral properties.

11.	NON-CONTROLLING INTERESTS
	Silver Wheaton	Terrane	Total
At January 1, 2007	$327.4	$27.1	$354.5
Change in accounting policy impact on retained earnings of subsidiary	2.5	-	2.5
Non-controlling interest in accumulated OCI	15.9	-	15.9
Non-controlling interest in current OCI	1.3	-	1.3
Increase in non-controlling interest (a)	9.2	20.1	29.3
Share of net earnings (loss)	47.0	(0.9)	46.1
At December 31, 2007	$403.3	$46.3	$449.6
Increase in non-controlling interest	-	0.2	0.2
Share of net earnings	7.3	1.9	9.2
Disposition of Silver Wheaton shares (note 4(b))	(410.6)	-	(410.6)
At March 31, 2008	$-	$48.4	$48.4

(a)  Silver Wheaton

Goldcorp’s interest in Silver Wheaton decreased marginally during 2007, to 48% from 49%, as a result of common share issuances from the exercise of stock options and warrants. As disclosed in Note 4(b), Goldcorp disposed of its 48% interest in Silver Wheaton on February 14, 2008.

Related party transactions

Prior to February 14, 2008, Goldcorp owned 48% of Silver Wheaton’s outstanding common shares. In the first quarter of 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, Silver Wheaton purchased approximately 841,000 ounces (2007 – 1.9 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.95 per ounce, for total consideration of approximately $3.3 million (2007 – $7.6 million).

GOLDCORP - 42

First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

12.	SHAREHOLDERS’ EQUITY

At March 31, 2008, the Company had unlimited authorized common shares and 710.2 million common shares outstanding (December 31, 2007 – 708.4 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

(a)	Share Purchase Warrants

As at March 31, 2008, the Company had 8.4 million warrants outstanding (December 31, 2007 – 8.4 million), which entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”).

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 12.0 million stock options outstanding at March 31, 2008, 8.4 million relate to options granted under the 2005 Stock Option Plan.

The Company did not grant any stock options during each of the three months ended March 31, 2008 and 2007.

Compensation expense of $4.4 million has been recognized during the quarter, of which $2.8 million, net of forfeitures of $3.2 million, relates to Goldcorp, $1.1 million for Silver Wheaton and $0.5 million for Terrane. Compensation expense of $6.4 million was recognized during the first quarter of 2007, of which $5.0 million related to Goldcorp, $0.5 million for Silver Wheaton and $0.9 million for Terrane.

A summary of changes in outstanding stock options is as follows:
	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2007	15,199	$19.16
Granted	3,939	25.65
Exercised	(4,645)	15.17
Cancelled	(468)	24.44
At December 31, 2007	14,025	$22.12
Exercised	(1,864)	22.00
Cancelled	(113)	25.33
At March 31, 2008	12,048	$22.11

GOLDCORP - 43

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

The following table summarizes information about the options outstanding at March 31, 2008:

	Options Outstanding			Options Exercisable
Exercise Prices (C$)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$2.05 – $3.90	198	$3.31	1.4	198	$3.31	1.4
$6.40 – $8.06	112	6.40	0.2	112	6.40	0.2
$10.18 – $13.38	1,934	12.29	1.6	1,934	12.29	1.6
$14.94 – $17.50	725	17.01	5.6	725	17.01	5.6
$18.82 – $21.01	2,893	19.24	6.9	2,138	19.24	6.8
$23.39 – $26.76	3,556	25.65	8.3	1,085	25.71	6.7
$28.84 – $31.93	2,250	30.76	8.1	649	30.55	8.0
$32.57 – $34.39	380	33.80	8.3	123	33.78	8.3
	12,048	$22.11	6.5	6,964	$18.74	5.1

(c)	Diluted Earnings per Share

Diluted earnings per share is calculated based on the following weighted-average number of shares outstanding:
	Three Months Ended March 31
(in thousands)	2008	2007
Basic weighted-average number of shares outstanding	709,296	703,637
Effect of dilutive securities:
Stock options	5,231	5,591
Restricted share units	231	38
Diluted weighted-average number of shares outstanding	714,758	709,266

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$39.08 in the first quarter (three months ended March 31, 2007 – C$30.81):
	Three Months Ended March 31
(in thousands)	2008	2007
Stock options	-	2,861

Share purchase warrants	8,439	8,439

GOLDCORP - 44

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

13.	SUPPLEMENTAL CASH FLOW INFORMATION
	Three Months Ended March 31
	2008	b 2007
Change in non-cash operating working capital
Accounts receivable	$6.9	$(24.7)
Income and mining taxes receivable	1.6	-
Inventories and stockpiled ore	(17.6)	(17.4)
Accounts payable and accrued liabilities	(14.1)	(13.0)
Income and mining taxes payable	37.6	(4.7)
Net current assets and liabilities held for sale	-	(3.0)
Other	(37.2)	(2.7)
	$(22.8)	$(65.5)

Non-cash financing and investing activities
Shares received upon disposition of mining interests	$-	$2.0

Operating activities included the following cash payments
Interest paid	$6.9	$15.4
Income taxes paid	$32.1	$53.4

Cash and cash equivalents are comprised of:
	March 31 2008	March 31 2007
Cash	$64.2	$116.3
Short-term money market investments	1,204.7	267.2
	$1,268.9	$383.5

GOLDCORP - 45

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

14.	SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below.

	Three Months Ended March 31, 2008
	Revenues	Depreciation and depletion	Earnings (loss) from operations	Expenditures for mining interests	Total assets
Red Lake	$120.3	$18.6	$48.5	$30.8	$1,612.8
Porcupine	65.5	10.8	9.3	10.0	560.4
Musselwhite	39.9	5.9	0.5	7.4	350.3
Éléonore gold project	-	-	-	19.7	767.8
Marigold	20.2	2.4	5.3	0.7	238.4
San Dimas (4)	28.1	7.4	5.8	7.4	163.2
Los Filos (4)	47.0	8.7	22.9	12.3	1,002.7
El Sauzal	54.3	21.4	23.4	2.3	377.2
Peñasquito	-	-	-	204.3	9,384.2
Alumbrera	133.0	14.5	68.2	4.5	853.5
Wharf	11.4	0.9	3.0	0.6	43.8
Marlin	79.6	16.6	41.3	3.6	887.0
San Martin	2.8	1.1	(0.8)	-	17.9
Pueblo Viejo	-	-	-	10.4	144.1
Silver Wheaton (note 4(b))	27.6	2.0	17.4	-	-
Terrane	-	-	(1.7)	3.1	188.4
Other (1)	(3.0)	0.9	(23.7)	2.0	1,276.7
Total	$626.7	$111.2	$219.4	$319.1	$17,868.4

	Three Months Ended March 31, 2007
	Revenues	Depreciation and depletion	Earnings (loss) from continuing operations	Expenditures for mining interests	Total assets
Red Lake	$105.9	$18.6	$48.5	$21.0	$1,594.7
Porcupine	19.8	5.5	1.3	5.3	275.4
Musselwhite	23.2	4.1	2.2	4.8	231.9
Éléonore gold project	-	-	-	6.2	717.6
Marigold	9.5	2.4	(1.0)	0.8	541.0
San Dimas (4)	34.1	10.4	8.2	11.2	717.1
Los Filos (4)	3.7	0.4	1.2	21.8	889.3
El Sauzal	44.1	23.9	11.7	1.0	1,077.7
Peñasquito	-	-	-	45.9	7,918.7
Alumbrera	104.3	15.9	22.1	4.1	901.8
Amapari (2)	18.3	0.4	3.3	1.1	132.2
Wharf	10.7	1.2	4.0	1.7	44.5
Marlin	41.6	9.4	16.4	3.8	1,278.8
San Martin	7.6	0.7	1.6	-	16.3
Peak (2)	14.7	0.1	7.1	9.2	197.5
Pueblo Viejo	-	-	-	-	98.9
Silver Wheaton	44.1	7.1	21.7	-	777.0
Terrane	-	-	(1.5)	2.7	166.6
Other (1, 3)	(7.4)	0.6	(21.4)	0.2	40.1
Total	$474.2	$100.7	$125.4	$140.8	$17,617.1
(1)	Includes cost of sales from silver sales in San Dimas and Corporate activities.
(2)	The Company sold its Amapari and Peak mines to Peak Gold in April 2007.
(3)	Includes assets of discontinued operations (Note 5).
(4)	The Nukay operation, previously reported with San Dimas (formerly reported as “Luismin”), is now presented as part of the Los Filos operation.

15.	COMMITMENTS AND CONTINGENCIES

As disclosed in Note 9, the Company has commitments for capital expenditures totalling $437.5 million, of which $379.3 million relates to Peñasquito.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

GOLDCORP - 46

 First Quarter Report – 2008
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone: (604) 696-3000
Fax:  (604) 696-3001
Website: goldcorp.com

TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone: (416) 865-0326
Fax: (416) 359-9787

RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502
United States
Telephone: (775) 827-4600
Fax: (775) 827-5044

MEXICO OFFICE
Luismin SA de CV
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone: 52 (55) 9138-4000
Fax: 52 (55) 5280-7636

STOCK EXCHANGE LISTING
Toronto Stock Exchange: G
New York Stock Exchange: GG

TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
(800) 387-0825
Outside of Canada and the US:
(416) 643-5500
Email: inquiries@cibcmellon.com

INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free: (800) 567-6223
Email: info@goldcorp.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

GOLDCORP - 47